

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 27, 2016

Via E-mail
Mike Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Company, N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re: Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-07884**

Dear Mr. Ulrich:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Karl Hiller

                          Karl Hiller
                          Branch Chief
                          Office of Natural Resources